Mail Stop 4561

August 31, 2007

Alton E. Yother
Chief Financial Officer
1900 Fifth Avenue North
Birmingham, Alabama 35203

        RE: Regions Financial Corporation
                     Form 10-K for Fiscal Year Ended December 31, 2006
                     Filed March 1, 2007
                     File No. 000-50831

Dear Mr. Yother,

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management Discussion and Analysis

GAAP to Non-GAAP Reconciliation, page 39

1.   We have the following comments related to your non-GAAP measures.

a) We note you have incurred significant merger-related charges during the last three years. Please tell us how you determined that your non-GAAP disclosures were not prohibited considering the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K

b) Please tell us how you determined that your non-GAAP presentations of earnings per share, return on average assets and return on average equity were not prohibited considering the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically tell us and expand your disclosures to explain how these measures are used by management and in what way they provide meaningful information to investors since these measures do not depict the amount that accrues directly to shareholders' benefit.

c) If you are able to support that your non-GAAP measures are not prohibited, please revise to include or significantly expand your disclosures to include the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Refer to Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies

Cash and Cash Flows, page 83

2. Please revise to disclose where you present cash flows from the sale of loans held for sale obtained in acquisitions and tell us the accounting guidance on which you rely.

Allowance for Credit Losses, page 85

3.   Please revise to disclose your accounting policy and methodology used to estimate the reserve for unfunded credit commitments. Refer to paragraph 13(b) of SOP 01-6.

Note 4. Loans, page 96

4.   Please revise to disclose the nature of your recourse liability.

Note 5. Allowance for Credit Losses, page 97

5.   We note that you transferred the reserve for unfunded credit commitments from the allowance for loan losses to other liabilities in 2006. Please revise here and for all other allowance for credit loss disclosures and ratios to present the reserve for unfunded credit commitments separately from the allowance for loan losses for all periods presented.

6.   Please revise to present a separate roll forward for the reserve for unfunded credit commitments.

Note 6. Transfers and Servicing of Financial Assets, page 97

7.   Please revise to disclose the cash flows between you and the securitization conduit including proceeds from new securitizations, purchases of delinquent or foreclosed loans, servicing fees, and any other cash flows. Refer to paragraph 17h(4) of SFAS 140.

8.   Please revise to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for all periods presented, including a description of where each amount is reported in the income statement. Refer to paragraph 17e(3) of SFAS 140.

Form 10-Q for the Period Ended June 30, 2007

Financial Statements

Note 9, Discontinued Operations, page 16

9.   We note you decreased the sale price of EquiFirst from $225 million to $75 million due to decreased asset values from operating losses during the first quarter. Please provide us the facts and circumstances related to the operating

losses and tell us how you determined that impairment should have been recorded in the first quarter of 2007 and that the asset values reported at December 31, 2006 were appropriate.

10.   Please revise here or in the MD&A to discuss the reasons for the losses recorded on your discontinued operations and disclose any remaining financial exposure to the sub-prime business.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael C. Volley
Senior Accountant